Exhibit 2.24

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:12 PM 02/22/2010
FILED 05:47 PM 02/22/2010
SRV 100181597 - 3318552 FILE

STATE OF DELAWARE

CERTIFICATE FOR AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF

METATRON, INC.

It is hereby certified that:

1. The name of the corporation is METATRON, INC. (the "Corporation").

2.    The certificate of incorporation of the Corporation is hereby amended by striking out ARTICLE 4 thereof and by substituting in lieu of said Article the following new Article:

ARTICLE 4: The total number of shares of common stock the Corporation shall have authority to issue is 300,000,000 shares, par value $0.001 per share, and the total number of shares of Preferred Stock the Corporation shall have authority to issue is 5,000,000 shares, par value $0.001 per share:. The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series. The Board of Directors of the Corporation is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series.

3.      The amendments of the certificate of incorporation herein certified have been duly adopted and written consent have been given in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on February 22, 2010

By: /s/ Ralph J. Riehl
Name: Ralph Joseph Riehl
Title: President & CEO